1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500 www.KilpatrickTownsend.com

September 18, 2015	Jeffrey T. Skinner direct dial 336 607 7512 direct fax 336 607 7500 JSkinner@KilpatrickTownsend.com

VIA EDGAR

Securities and Exchange Commission

Filing Desk

100 F Street, NE

Washington, DC 20549

Re:	Hays Series Trust, File Nos. 333-203626 and 811-23049

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, Hays Series Trust (the “Trust”). Mr. Jay Williamson of the staff (the “Staff”) of the Securities and Exchange Commission provided oral comments on August 28, 2015 regarding the Trust’s amended registration statement (the “Registration Statement”) on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”), to register common shares of the Hays US Opportunity Fund (the “US Opportunity Fund”) and the Hays Tactical Multi-Asset Fund (the “Multi-Asset Fund”), each a series of the Trust (together, the “Funds”). The following are the comments provided and the Trust’s response to each:

Comment 1: In the first paragraph under Principal Investment Strategies on page 2 of the Registration Statement we noted the following:

(a)	You indicate that “Fund Investments” will be defined below, but the term “US Fund Investments” is used instead.

(b)	You indicate that the US Opportunity Fund will invest at least 80% of its assets in securities issued by U.S. companies but do not define how it will be determined which companies qualify as “US companies” or how ETF investments or treasuries will factor into the 80% test.

(c)	The 80% test does not include a parenthetical for borrowings for investment purposes.

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Trust Response:

(a)	The Trust has revised the Registration Statement to refer only to “US Fund Investments.”

(b)	The last sentence of the first paragraph under Principal Investment Strategies on page 2 of the Registration statement has be replaced in its entirety with the following: “Under normal investment circumstances, the US Opportunity Fund will invest at least 80% of its assets in securities issued by U.S. companies (i.e., companies that are listed on United States stock exchanges) or the U.S. government and ETFs that indicate that they invest at least 80% of their assets in securities issued by U.S. companies or the U.S. government.”

(c)	The Funds do not expect to engage in borrowing for investment purposes and therefore the Trust does not believe that any additional disclosure is needed.

Comment 2: Please consider revising your disclosure on page 15 to distinguish ETFs and ETPs from other products with respect to the presence or absence of the protections of the 1940 Act, the presence or absence of issuer credit risk and the presence or absence of a dedicated pool of assets backing the product.

Trust Response: The following disclosure has been added to the end of the disclosure entitled “What is an Exchange-Traded Product (ETP)?” on page 15: “ETPs expose investors to issuer credit risk (i.e., the risk that the issuer of the ETP may fail) and are not backed by a dedicated pool of assets.” The following disclosure has been added to the end of the disclosure entitled “What is an Exchange-Traded Fund (ETF)?” on page 15: “ETFs are registered products that provide investors with the protections of the 1940 Act.”

Comment 3: We note that on page 18 you indicate that the HFRX Global Hedge Fund Index is comprised of all “eligible” hedge fund strategies. Does the reference to “eligible” funds limit the index to certain hedge funds only or is it all encompassing (e.g., including all hedge funds that have assets above a certain threshold level)?

Trust Response: According to the index sponsor, Hedge Fund Research, Inc., the HFRX Global Hedge Fund Index’s constituent funds include over 40 hedge funds that are selected from a universe of over 250 funds that have been screened to select firms with track records of approximately two years, at least $50 million AUM, that are willing to trade on a transparent basis and are open to new assets, in an attempt to generate an index designed to be representative of the overall composition of the hedge fund industry.

Comment 4: Please revise the disclosure on pages 19-20 regarding “Choosing a Share Class” to more explicitly explain circumstances where one class would be preferable to another. For example, over what time period would paying the ongoing expenses of the Class C or Class N shares be more economical than paying the upfront sales charge of Class A shares.

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Trust Response: The last paragraph of the disclosure of page 19 entitled “Choosing A Share Class” has been replaced in its entirety with the following (new language underlined):

If you are investing an amount less than the minimum required for the Class I Shares, you should consider Class A Shares, Class C Shares and Class N Shares. Class I Shares are generally only available to institutional investors and certain broker-dealers and financial intermediaries that have entered into appropriate arrangements with the Fund and are subject to a minimum initial investment of $100,000. Class A shares are sold with an initial sales charge but are subject to lower ongoing expenses than Class C shares. If you are considering investing a large amount and plan to hold your shares for a long period of time, you should consider purchasing Class A Shares. Class C and Class N shares are sold without any sales charges so the entire purchase price is immediately invested in the Fund, but they are subject to ongoing expenses that are equal to or greater than other share classes. If you are considering investing a lesser amount and you plan to invest for a shorter period of time, you should consider Class C and Class N shares.

Comment 5: Please move the disclosure regarding “New Portfolio Manager Risk” to the summary prospectus.

Trust Response: The Trust has moved the disclosure regarding “New Portfolio Manager Risk” to the summary prospectus for each Fund.

Comment 6: We note that in the legality opinion, Kilpatrick Townsend & Stockton, LLP states that it is rendering the opinion as a member of the North Carolina bar, but the opinion is with respect to Delaware law. Please remove this statement or clarify that it is not intended to limit the validity of the opinion.

Trust Response: We (Kilpatrick Townsend & Stockton, LLP) confirm that our statement that the legal opinion is rendered by us as members of the North Carolina bar is not intended to limit the validity of the opinions expressed therein.

Comment 7: We note that on page F5 of the financial statements there is an indication that the Class N shares will have a CDSC of 1% if such shares are redeemed within 12 months of purchase. Please confirm that the financial statements do not need to be updated and that the fee tables are appropriate.

Trust Response: The reference to a 1% CDSC on certain redemptions of Class N Shares on page F5 was an inadvertent error. The Financial Statements have been updated to delete the reference to a 1% CDSC on the Class N shares.

Comment 8: Please confirm whether the Funds expect to incur interest, taxes, brokerage fees and commission fees.

Trust Response: The Funds do not expect to incur interest or taxes in the first year. The Funds do expect to incur brokerage and commissions fees. Brokerage and commission fees, however, are not part of the expenses of the Fund that are required to be shown in the expense

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table and these expenses have been included in the footnote to clarify that they are not subject to the reimbursement by the Adviser under the Expense Limitation Agreements.

Comment 9: Please confirm whether the Funds’ organizational and deferred offering costs can be re-couped by the Adviser.

Trust Response: The Funds’ organizational and deferred offering costs are subject to recoupment by the Adviser subject to the terms of the Expense Limitation Agreements by and between the Funds and the Adviser.

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In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments. Please contact Jeffrey T. Skinner at (336) 607-7512 if you have any additional comments or questions.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

US2008 7516028 2

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